UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38168

CorePoint Lodging Inc.

(Exact name of registrant as specified in its charter)

c/o Cavalier MergerSub LP

870 Seventh Avenue, 2nd floor

New York, NY 10019

(972) 444-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, Cavalier MergerSub LP, as successor by merger to CorePoint Lodging Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAVALIER MERGERSUB LP
As successor by merger to CorePoint Lodging Inc.

By: Cavalier MergerSub GP LLC, its General Partner

Date: March 14, 2022	By:	/s/ Paul R. Womble
Name: Paul R. Womble
Title: Authorized Signatory

*

On November 6, 2021, Cavalier Acquisition Owner LP (as assignee of Cavalier Acquisition JV LP), a Delaware limited partnership (“Parent”), Cavalier MergerSub LP (as assignee of Parent), a Delaware limited partnership and wholly owned subsidiary of Parent (“Merger Sub”) and CorePoint Lodging Inc., a Maryland corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of the Company with and into Merger Sub. Pursuant to the Merger Agreement, on March 3, 2022, the Company merged with and into Merger Sub, with Merger Sub continuing as the surviving entity in the merger as a wholly owned subsidiary of Parent.